Exhibit 99.11

STANDARD LITHIUM SECURES C$5.0 MILLION CONVERTIBLE LOAN FINANCING

October 30, 2019 – Vancouver, BC – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L) is pleased to announce that it has entered into a C$5,000,000 loan and guarantee agreement (the “Loan”) with LANXESS Corporation (the “Lender”). The Loan has been fully advanced to Standard Lithium as US$3,750,000, based on an agreed exchange rate, and will be used in the ongoing development of a demonstration plant in southern Arkansas, for the demonstration of Standard Lithium’s proprietary process for the extraction of lithium from brine solutions (the “Demonstration Plant”).

The principal amount of the Loan will be convertible at the option of the Lender at a rate such that for each C$0.80 of principal converted, the Lender will receive one common share of Standard Lithium (each, a “Common Share”) and one-half of a warrant to purchase an additional Common Share with an exercise price of C$1.20 per Common Share and a term of three years (each whole warrant, a “Warrant”). Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 Common Shares and 3,125,625 Warrants. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments. In the event that Standard Lithium has a positive consolidated operating cash flow, as shown on its financial statements, Standard Lithium will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of Standard Lithium is positive. From and after the date on which the consolidated operating cash flow of Standard Lithium is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

The Loan is due and payable in full on the fifth anniversary, subject to the provision that at any time after second anniversary, the Lender may elect an earlier maturity date on 60 days’ notice to Standard Lithium. The Loan is secured by a charge on the shares of Standard Lithium’s direct and indirect subsidiaries (collectively, the “Subsidiaries”) Arkansas Lithium Corp. (which operates the Demonstration Plant), Vernal Minerals Corp. (a holding company which owns the shares of Arkansas Lithium Corp.), and 2661881 Ontario Limited (which owns intellectual property rights to be used in the operation of the Demonstration Plant), as well as by a security interest in the tangible and intangible property of Standard Lithium and the Subsidiaries.

About Standard Lithium Ltd.

Standard Lithium is a specialty chemical company focused on unlocking the value of existing large-scale US based lithium-brine resources. The Company believes new lithium production can be brought on stream rapidly by minimizing project risks at selection stage (resource, political, geographic, regulatory, and permitting), and by leveraging advances in lithium extraction technologies and processes. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations utilizing the Company’s proprietary selective extraction technology. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC - Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Contact Information:

LHA Investor Relations, Mary Magnani, (415) 433-3777, standardlithium@lhai.com

On behalf of the Board,

Standard Lithium Ltd.

Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third-party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.